Exhibit 99.1

RepliCel Life Sciences Announces Closing of Third and Final Tranche of
Private Placement

VANCOUVER, BC – June 17, 2014 - RepliCel Life Sciences Inc. (“RepliCel” or the “Company”) (OTCQB: REPCF) (TSXV: RP), is pleased to announce it has completed the third and final tranche of its non-brokered financing (the “Financing”) announced on March 28, 2014, which consisted of a non-brokered private placement of 866,000 units (each a “Unit”) at a price of $0.75 per Unit for gross proceeds of $649,500 (the “Offering”). The total final gross proceeds for the Unit offering were $3,990,125.25.  Each Unit consists of one common share of the Company (each, a “Share”) and one Share purchase warrant (the “Warrant”), which will entitle the holder to purchase one additional Share for a period of two years from the closing of the private placement at a price of $1.00 per Share during the first year and $1.25 per Share during the second year. This financing was led by Crossover Healthcare Fund, LLC.

“This financing puts us in a position to execute on our near-term clinical initiatives towards the commercialization of RCT-A-01, a treatment for chronic Achilles tendinosis, RCS-01, a treatment for aging and sun damaged skin and RCH-01, a treatment for pattern baldness. All three trials are on track for filing this year which will drive key six month data next year for RCT-A-01 and RCS-01.  Launching three human clinical trials running concurrently will be a significant accomplishment for a biotech company of our size. To our knowledge, there are only a handful of publically traded companies in the regenerative medicine sector that are doing this,” stated David Hall, CEO of RepliCel.  He goes on to say, “We are especially excited to have the participation of Crossover Healthcare Fund LLC in this last tranche of financing.  The Crossover Healthcare Fund, led by Navroze Alphonse and Dr. John P. Nicholson Jr., is a strategic new life science focused Boston-based shareholder who we look forward to working with as we rapidly broaden our exposure to the US healthcare investment community.”

All securities issued in the financing will be subject to a statutory hold period expiring four months and one day after closing of the financing. None of the securities issued in the financing have been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

Further to its news release dated May 9, 2014, the Company also announces that in connection with the closing of the first tranche of the financing, the Company issued additional finder’s warrants to purchase 42,800 Shares at a price of $0.75 per Share for a period of 24 months to one finder.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function such as chronic tendinosis, damaged skin and pattern baldness.   The company’s RCT-01 and RCS-01 cell therapies are designed to treat chronic tendinosis and damaged or aging skin respectively, using fibroblasts isolated from the sheath of the hair follicle. Another of the company’s pipeline products, RCH-01 for the treatment of pattern baldness, is manufactured from cells derived from the hair follicle dermal cup.  Shiseido Company, Limited has an exclusive geographic license for RCH-01 in certain Asian countries including Japan, China and South Korea. All product candidates are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles to address specific cellular deficits. For additional information please visit www.replicel.com.

COMPANY CONTACT:
David M. Hall, Chief Executive Officer
Tammey George, Director of Communications
RepliCel Life Sciences
604-248-8696
tg@replicel.com

US INVESTOR RELATIONS:
Westwicke Partners, LLC
Robert H. Uhl, Managing Director
858-356-5932
robert.uhl@westwicke.com

CANADIAN INVESTOR RELATIONS:
Christina Cameron
christina@clcameron.com

Neither the TSX Venture Exchange Inc. nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange Inc.) accepts responsibility for the adequacy or accuracy of this press release.

This press release contains forward-looking information that involve various risks and uncertainties regarding future events, including statements regarding the Company’s belief that the proceeds from the financing puts the Company in a position to execute on its clinical incentives, the timing of trials, and the Company broadening its exposure into the US healthcare investment community. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel. There are numerous risks and uncertainties that could cause actual results and RepliCel’s plans and objectives to differ materially from those expressed in the forward-looking information, including: negative results from the Company’s clinical trials; the effects of government regulation on the Company’s business; risks associated with the Company’s ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company’s ability to raise additional capital; and other factors beyond the Company’s control. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.